UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025 (Report No. 2)
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
 (Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EPLANATORY NOTE

On May 28, 2025, SHL Telemedicine Ltd. (the “Company”) held its annual general meeting of shareholders (the “Meeting”), as described in the Notice and Proxy Statement that was attached as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on April 22, 2024. An aggregate of 5,116,734 of the Company’s ordinary shares (including American Depositary Shares, each representing one ordinary share) having the right to vote, representing approximately 49% of the issued and outstanding ordinary shares of the Company eligible to vote as of the record date for the Meeting, were present or represented by proxy at the Meeting. At the Meeting, the following proposals were voted upon at the Meeting, with the results of such voting as set forth below.

Results of the Meeting

Proposal No. 1: To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

For	Against	Abstain	Broker Non-Votes
5,112,634	4,100	0	0

Proposal No. 2(a): To approve the reelection of Professor Amir Lerman as a member of the Board of Directors, to serve until the next annual meeting of shareholders.

For	Against	Abstain	Broker Non-Votes
5,116,734	0	0	0

Proposal No. 2(b): To approve the reelection of Ido Nouberger as a member of the Board of Directors, to serve until the next annual meeting of shareholders.

For	Against	Abstain	Broker Non-Votes
5,116,734	0	0	0

Proposal No. 2(c): To approve the reelection of Dr. Itamar Offer as a member of the Board of Directors, to serve until the next annual meeting of shareholders.

For	Against	Abstain	Broker Non-Votes
5,059,834	56,900	0	0

Proposal No. 2(d): To approve the reelection of Nir Rotenberg as a member of the Board of Directors, to serve until the next annual meeting of shareholders.

For	Against	Abstain	Broker Non-Votes
5,116,734	0	0	0

Proposal No. 3: To approve the payment of fees for consulting services to be provided to the Company by Dr. Itamar Offer (not in connection with his office as the Chairman of the Board).

For	Against	Abstain	Broker Non-Votes
4,346,649	739,187	30,898	0

Proposal No. 4: To approve the payment of an annual cash bonus to Lior Haalman, the Company’s Chief Financial Officer.

For	Against	Abstain	Broker Non-Votes
5,029,847	86,887	0	0

A copy of the press release issued by the Company on May 28, 2025, and announcing the approval of the proposals at the Meeting is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibit	Description

99.1	Press release, dated May 28, 2025, announcing the results of the 2025 Annual General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd.

By:	/s/ Lior Haalman
Lior Haalman
Chief Financial Officer

May 28, 2025